

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-mail
Mr. Douglas Samuelson
Chief Financial Officer
Smack Sportswear
20316 Gramercy Place
Torrance, CA 90501

      Re: Smack Sportswear
              Form 10-K for the Fiscal Year Ended June 30, 2014
              Filed October 20, 2014
              File No. 000-53049

Dear Mr. Samuelson:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

1.   We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. We note the similar deficiency in your Form 10-Q for the fiscal quarter ended September 30, 2014. Please amend the filings to provide the Interactive Data, or tell us why the Interactive Data was not required to be submitted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining